0- 49637

ARIS
P.E.
12-31-01

HERITAGE BANCSHARES, INC.

2001 ANNUAL REPORT

TABLE OF CONTENTS

HERITAGE BANCSHARES, INC.

Dear Fellow Stockholders:

Due to the hard work of our directors, officers and employees and the continued patronage of our customers, calendar year 2001 was another successful year for Heritage Savings Bank, and I am pleased to provide you with our 2001 Annual Report.

At the end of 2001, we realized net income of $425,000 for a return on average assets of 1.07% and a return on average equity of 11.49%. Our capital also increased from 8.63% to 10.17%.

In a falling-rate environment, Heritage Savings Bank was able to increase its average interest rate on interest bearing assets from 7.13% for the year ending December 31, 2000 to 7.94% for the year ending December 31, 2001. Our average interest rate on interest bearing liabilities for the same period was reduced from 5.18% to 4.81%. Our net average interest rate spread increased from 1.95% to 3.13%.

This success occurred during a year of dramatic transition for Heritage Savings Bank. We expanded the staff from 8 to 15 employees, changed electronic data processing providers, and doubled our space when we moved our loan offices into an adjacent building. This expansion allowed us to substantionally increase our loan production.

We also formed Heritage Bancshares, Inc., a Delaware holding company, in 2001 and applied to the Texas Savings & Loan Department, the Office of Thrift Supervision, and the FDIC to convert from a state mutual savings bank to a state stock savings bank. This conversion was completed February 22, 2002, with the addition of over $4.4 million in new capital to our holding company. Our stock is publicly traded on the OTC Electronic Bulletin Board, at OTCBB.com, and our stock symbol is HRGB.

We are equally optimistic about Year 2002, as we strive to increase profitability in our banking operations and to gain more market share in Kaufman County and our surrounding trade territory by delivering banking services that exceed customer expectations.

On behalf of the directors, officers and employees, we thank you for your ongoing support of Heritage Savings Bank. Please continue to recommend our many banking services – including a full range of deposit and loan products for both businesses and consumers – to your family, friends, and neighbors.

Sincerely,

John H. Mackey,
President/CEO

(972) 563-2657 P.O. Box 39 Terrell, Texas 75160 Fax (972) 563-6814

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

On July 25, 2001, the Board of Directors of Heritage Savings Bank, ssb ("Heritage Bank") adopted a Plan of Conversion, subject to necessary approvals, to convert from a Texas chartered mutual savings bank to a Texas chartered stock savings bank with the concurrent issuance of its capital stock to a holding company. In September 2001, Heritage Bancshares, Inc. (the "Company") was incorporated.

The Company completed its stock offering in February 2002. The Company sold 491,468 shares of common stock with net proceeds of approximately $4.5 million. The Company became the holding company for Heritage Bank on February 22, 2002. Because the Company did not commence operations during 2001, the following financial information and related discussion is for Heritage Bank and its subsidiary on a consolidated basis.

"Safe Harbor" Statement

In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company operates), the impact of competition for the Company's customers from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which the Company has no control), and other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

Exposure to Changes in Interest Rates

The ability to maintain net interest income depends upon earning a higher yield on assets than the rates paid on deposits and borrowings and sustaining this positive interest rate spread during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of how an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 2001, the amount of Heritage Bank's interest-bearing liabilities which were estimated to mature or reprice within one year exceeded Heritage Bank's interest-earning assets with the same characteristics by $6.7 million or 17.3% of Heritage Bank's total assets.

Quantitative Analysis. The following table summarizes the anticipated maturities or repricing of Heritage Bank's interest-earning assets and interest-bearing liabilities as of December 31, 2001, based on the information and assumptions set forth in the notes to the table.

	Within Three Months	Three to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	Over Five Years	Total
			(Dollars In Thousands)			
Interest-earning assets:						
Loans (1)	$ 3,786	$ 6,366	$ 2,434	$ 4,859	$14,544	$31,989
Investment securities(2)	1,125	510	155	11	122	1,923
Other	2,307	193	197	94	465	3,256
Total interest-earning assets	7,218	7,069	2,786	4,964	15,131	37,168
Interest-bearing liabilities:						
Certificates of deposit	8,047	11,084	7,231	--	--	26,362
Other deposits(3)	135	407	1,084	1,084	2,717	5,427
Borrowings	101	1,189	596	54	--	1,940
Total interest-bearing liabilities	8,283	12,680	8,911	1,138	2,717	33,729
Excess (deficiency) of interest-earning assets over interest-bearing liabilities	(1,065)	(5,611)	(6,125)	3,826	12,414	3,439
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ (1,065)	$ (6,676)	$(12,801)	$(8,975)	$ 3,439	$ 3,439
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities as a percentage of total assets	(2.8)%	(17.3)%	(33.1)%	(23.2)%	8.9%	8.9%

(Footnotes on following page)

(1) Fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, adjusted to take into account estimated prepayments. Adjustable-rate loans are included in the periods in which interest rates are next scheduled to reset, adjusted to take into account estimated prepayments.

(2) Reflects repricing, contractual maturity or anticipated call date.

(3) Adjusted to reflect a 10% annual decay rate on other deposits.

Although interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure. As a result, management also regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and net portfolio value ("NPV"), which is defined as the net present value of Heritage Bank's existing assets, liabilities and off-balance sheet instruments, and evaluating these impacts against the maximum potential changes in net interest income and NPV. The following table presents Heritage Bank's NPV as of December 31, 2001.

	Net Portfolio Value				
				As a Percentage of PV of Assets	
Change in Interest Rates in Basis Points (Rate Shock in Rates)(1)	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars In Thousands)				
+300	$4,331	$169	4.06%	11.10%	+.39
+200	4,280	118	2.83	10.98	+.27
+100	4,223	61	1.47	10.85	+.14
--	4,162	--	--	10.71	--
-100	4,102	(60)	(1.44)	10.57	-.14
-200	4,026	(136)	(3.27)	10.40	-.31
-300	3,909	(253)	(6.08)	10.13	-.58

(1) Assumes an instantaneous uniform change in interest rates at all maturities.

Qualitative Analysis. The ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest change. Heritage Bank's actions with respect to interest rate risk and its asset/liability gap management are taken under the guidance of the Asset/Liability Committee, which presently consists of all members of the Heritage Bank board. This committee meets quarterly, or as frequently as necessary, to review the current composition of assets and liabilities in light of the prevailing interest rate environment. Heritage Bank's strategies to reduce the exposure of earnings to changes in interest rates and manage the mismatch between asset and liability maturities are described below.

Heritage Bank attempts to reduce its potential exposure to interest rate risk by:

- originating adjustable-rate loans;
- originating commercial business loans with maturities of five years or less;
- maintaining a portion of its investments and mortgage-backed securities with maturities or estimate average lives of less than five years;
- managing its deposits to establish stable deposit relationships;
- extending the terms of its Federal Home Loan Bank advances; and
- selling newly originated fixed rate residential mortgage loans with terms to maturity over five years.

Additionally, Heritage Bank plans to securitize its seasoned long term, fixed rate one- to four-family residential mortgage loans into mortgage-backed securities to be retained in its investment securities portfolio. These mortgage-backed securities will be designated as available for sale. Heritage Bank believes the securitization gives it greater flexibility to manage its interest rate risk in a period of rising interest rates.

Comparison of Financial Condition at December 31, 2001 and December 31, 2000

Total assets decreased $1.6 million or 4.0% to $38.6 million at December 31, 2001 compared to $40.2 million at December 31, 2000. This decrease in total assets was primarily due to a decrease in securities available for sale and interest bearing deposits in other banks, partially offset by an increase in cash and cash equivalents and an increase in loans, net of allowance for loan losses. Securities available for sale amounted to $1.9 million at December 31, 2001 compared to $8.9 million at December 31, 2000. The decrease of $7.0 million or 78.6% was due mainly to the sale of $4.1 million of securities to reduce Heritage Bank's interest rate sensitivity. The remaining decrease in securities available for sale was due to securities being called by the issuer in the decreasing interest rate environment. Interest bearing deposits in other banks decreased $1.8 million or 60.8% to supplement the liquidity needed for the increased loan demand. Cash and cash equivalents increased $325,000 or 18.5% to $2.1 million due to funds generated from security sales and calls of securities that were not utilized in the funding of loans. Loans, net of allowance for loan losses, increased $6.4 million or 25.4% to $31.7 million at December 31, 2001, as a result of increased loan demand, primarily with respect to one- to four-family residential mortgage loans and construction loans. The allowance for loan losses as a percentage of total loans decreased from 1.2% to 1.0% due to the continued overall reduction in Heritage Bank's historical loan loss percentage. The change in loan mix due to the increase in construction loans did not adversely affect the allowance for loan losses due to the majority of Heritage Bank's construction loans being for non-speculative, pre-sold, one- to four-family residences.

Deposits decreased $2.1 million or 6.0% to $32.7 million at December 31, 2001 compared to $34.8 million at December 31, 2000. Decreases in money market accounts of $1.2 million, savings accounts of $279,000, and certificate accounts of $924,000 were partially offset by increases in demand deposit accounts of $285,000. The decrease in money market accounts, savings accounts, and certificate accounts was due primarily to the decrease in interest rates offered by Heritage Bank. Heritage Bank noted an increase in demand deposit accounts primarily due to accounts added which related to new loan customers. Total equity capital increased $463,000 or 13.4% to $3.9 million at December 31, 2001 compared to $3.5 million at December 31, 2000. Total equity capital amounted to 10.2% of total assets at December 31, 2001.

Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following tables present for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and the resultant rates, and the net interest margin. The tables do not reflect any effect of income taxes. All average balances are based on average monthly balances during the periods. Heritage Bank does not believe that the monthly averages differ significantly from what the daily averages would be.

	At December 31, 2001		Year Ended December 31, 2001			Year Ended December 31, 2000		
	Balance	Yield/Rate	Average Balance	Interest	Average Yield/ Rate(1)	Average Balance	Interest	Average Yield/Rate(1)
			(Dollars In Thousands)					
Interest-earning assets:								
Loans (2)	$31,989	8.02%	$28,989	$2,566	8.85%	$26,694	$1,937	7.26%
Investment securities	1,923	5.48	4,701	302	6.42	11,820	848	7.17
Interest-bearing deposits at other banks (3)	2,251	2.12	4,861	194	3.99	3,164	188	5.94
Total interest-earning assets	36,163	7.52	38,551	3,062	7.94	41,678	2,973	7.13
Non-interest-earning assets	2,480		1,078			3,039		
Total assets	$38,643		$39,629			$44,717		
Interest-bearing liabilities:								
Deposits:								
Demand	$ 894	0.50%	$ 971	$ 7	0.72%	$ 1,357	$ 38	2.80%
Money market	2,553	1.00	2,687	45	1.67	3,668	150	4.09
Savings	1,837	1.00	1,948	24	1.23	2,224	72	3.24
Certificates of Deposit	26,361	4.58	27,327	1,470	5.38	28,028	1,521	5.43
Advances from Federal Home Loan Bank	1,940	5.86	1,688	118	6.99	3,263	217	6.65
Total interest-bearing liabilities	33,585	4.08	34,621	1,664	4.81	38,540	1,998	5.18
Non-interest-bearing liabilities	1,127		1,286			2,706		
Total liabilities	34,712		35,907			41,246		
Total equity capital(4)	3,931		3,722			3,471		
Total liabilities and equity capital	$38,643		$39,629			$44,717		
Net interest-earning assets	$ 2,578		$ 3,930			$ 3,138		
Net interest income; interest rate spread(5)		3.44%		$1,398	3.13%		$ 975	1.95%
Net interest margin(6)					3.63%			2.34%
Interest-earning assets to interest-bearing liabilities			111.3%			108.1%		

(1) Yields and rates have been annualized where appropriate.
(2) Includes loans held for sale.
(3) Includes interest-bearing demand deposits and other interest bearing deposits.
(4) Includes retained earnings and accumulated other comprehensive income (loss).
(5) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.
(6) Net interest margin is net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Heritage Bank's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (I) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume. In calculating this table, out of period items and adjustments have been excluded.

	Year Ended December 31, 2001 vs. 2000		
	Increase (Decrease) Due To		
	Rate	Volume	*Total* Increase (Decrease)
		(In Thousands)	
Interest-earning assets:			
Loans	$ 461	$ 168	$ 629
Investment securities	(35)	(511)	(546)
Interest-bearing deposits at other banks	(95)	101	6
Total interest-earning assets	331	(242)	89
Interest-bearing liabilities:			
Deposits:			
Demand	(20)	(11)	(31)
Money market	(65)	(40)	(105)
Savings	(39)	(9)	(48)
Certificates of Deposit	(13)	(38)	(51)
Advances from Federal Home Loan Bank	6	(105)	(99)
Total interest-bearing liabilities	(131)	(203)	(334)
Increase (decrease) in net interest income	$462	$(39)	$ 423

Comparison of Results of Operations for the Years Ended December 31, 2001 and 2000.

General. Excluding the bonding claim reimbursement of $400,000 during the year ended December 31, 2001, and the net gain on sales of securities available-for-sale and redemption of interest bearing deposits in other banks of $433,000 and the gain on sale of loan servicing rights of $117,000 during the year ended December 31, 2000, Heritage Bank's net income amounted to $25,000 for the year ended December 31, 2001 compared to a net loss of $173,000 for the year ended December 31, 2000. The increase of $198,000 or 114.5% was due primarily to an increase in net interest income, partially offset by an increase in noninterest expense. These and other significant fluctuations in Heritage Bank's results of operations are discussed on the following pages.

Net Interest Income. Net interest income is determined by Heritage Bank's interest rate spread (i.e., the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income increased $423,000 or 43.4% to $1.4 million for the year ended December 31, 2001 compared to $975,000 for the year ended December 31, 2000. This increase was primarily due to an increase in the average interest rate spread to 3.13% for the year ended December 31, 2001 compared to 1.95% for the year ended December 31, 2000. For the same time periods, Heritage Bank's net interest margin increased from 2.34% to 3.63%.

Interest Income. Interest income increased $89,000 or 3.0% to $3.1 million for the year ended December 31, 2001 compared to $3.0 million for the year ended December 31, 2000. This increase was due primarily to an increase in the average balance and yield on loans receivable partially offset by a decrease in the average balance of investment securities. The average balance of loans receivable increased from $26.7 million for the year ended December 31, 2000 to $29.0 million for the year ended December 31, 2001. The increase in the average balance of loans receivable was due to management's efforts to increase the size of the loan portfolio by liquidating a significant portion of its investment portfolio. The average yield earned on loans receivable increased from 7.26% during the year ended December 31, 2000 to 8.85% during the year ended December 31, 2001. The average balance of investment securities decreased from $11.8 million for the year ended December 31, 2000 to $4.7 million for the year ended December 31, 2001.

Interest Expense. Interest expense decreased $334,000 or 16.7% to $1.7 million for the year ended December 31, 2001 compared to $2.0 million for the year ended December 31, 2000. This decrease was primarily due to a decrease in the average balance of certificates of deposit, advances from the Federal Home Loan Bank and money market accounts and a decrease in the average rate paid on money market accounts and savings accounts. The average balances of certificates of deposit, advances from the Federal Home Loan Bank and money market accounts decreased from $28.0 million, $3.3 million and $3.7 million, respectively, for the year ended December 31, 2000 to $27.3 million, $1.7 million and $2.7 million, respectively, for the comparable period in 2001. These decreases in the average balances of certificates of deposit and money market accounts were the result of management's decision to increase capital ratios by decreasing the level of total deposits. The average rate paid on money market accounts decreased to 1.67% for the year ended December 31, 2001 compared to 4.09% for the same period in 2000 due to a decrease in market interest rates.

Comparison of the Total Allowance and Related Provision for Loan Losses. At December 31, 2001, the allowance for loan losses was $320,000, or 1.0% of the total loan portfolio compared to $310,000, or 1.2% at December 31, 2000.

Heritage Bank experienced an overall increase in gross loans from December 31, 2000 to December 31, 2001 of $9.8 million. Heritage Bank also experienced a change in gross loan mix. One- to four-family real estate loans decreased from $14.4 million to $13.1 million, commercial real estate loans increased from $4.8 million to $5.5 million and construction loans increased from $5.8 million to $16.2 million. Management reviewed the impact of the change in loan mix in determining the adequacy of the allowance for loan losses. Overall, the change in loan mix did not adversely affect the allowance for loan losses from December 31, 2000 to December 31, 2001 as Heritage Bank experienced a $10.4 million increase in construction loans. The majority of Heritage Bank's construction loans are non-speculative, pre-sold, one- to four-family residences. Heritage Bank continually monitors the effects of the general economy, both locally and nationally, as well as the real estate market.

Heritage Bank's nonperforming loans and troubled debt restructurings as a percentage of total loans decreased from 1.9% at December 31, 2000 to 1.8% at December 31, 2001. Heritage Bank's net chargeoffs were $5,000 for the year ended December 31, 2001 compared to no net chargeoffs for the year ended December 31, 2000.

There were no changes in estimation methods or assumptions that affected Heritage Bank's methodology for assessing the appropriateness of the allowance for loan losses from December 31, 2000 through December 31, 2001.

Heritage Bank's ratio of net chargeoffs to average loans outstanding was .02% for the year ended December 31, 2001 compared to 0% for the year ended December 31, 2000.

For the year ended December 31, 2001 and 2000, the provision for losses on loans amounted to $15,000 and $72,000, respectively. The decrease in the provision for the year ended December 31, 2001 compared to the same period in 2000 was based on Heritage Bank's analysis of the allowance for loan losses as previously discussed. While Heritage Bank cannot assure that future chargeoffs and/or additional provisions will not be necessary, Heritage Bank believes that, as of December 31, 2001, its allowance for loan losses was adequate.

Noninterest Income. Noninterest income decreased $103,000 to $505,000 for the year ended December 31, 2001 compared to $608,000 for the same period in 2000. During the period ending December 31, 2000, Heritage Bank realized a net gain of $433,000 on sales of securities available-for-sale and redemption of interest bearing deposits in other banks and a gain of $117,000 on the sale of loan servicing rights. These significant transactions are largely offset for the comparable period in 2001 due to a bonding claim settlement of $400,000. During 1999, Heritage Bank engaged in activities with an investment broker whereby Heritage Bank purchased government agency securities and long-term certificates of deposit as part of the management of Heritage Bank's interest rate risk. It was determined subsequent to the purchase of these investments that the investment broker had fraudulently misrepresented the amount of assets acquired. Heritage Bank, accordingly, realized a loss in regard to this transaction of approximately $1.6 million which was included in noninterest expense for the year ending December 31, 1999. During June 2001, Heritage Bank agreed to a settlement of $400,000 with its fidelity bond carrier in full settlement regarding this loss.

In addition, fee income on service charges and miscellaneous income increased. Fee income on service charges increased $31,000 as a result of the shift to transactional demand deposits accompanied by an increase in service charges. Other miscellaneous income increased $16,000 or 40.0% primarily as a result of additional gains on sale of loans partially offset by the elimination of Federal National Mortgage Association servicing income.

Noninterest Expense. Noninterest expense increased $309,000 or 27.2% to $1.4 million for the year ended December 31, 2001 compared to $1.1 million for the same period in 2000. This increase was primarily due to an increase of $239,000 or 64.8% in compensation and benefits, a $52,000 loss on investments, a $59,000 increase in data processing expense, and a $21,000 increase in occupancy expense, partially offset by a $62,000 decrease in other miscellaneous expense. Compensation expense increased due to the addition of seven employees. The loss on investments was largely due to the loss incurred on the sale of municipal securities in March of 2001. The increase in data processing expense was due to Heritage Bank's selection of a different data service provider and the associated expenses of data processing conversion. The increase in occupancy expense was due to the expansion of facilities in January 2001. Miscellaneous expenses decreased due primarily to a $155,000 decrease in legal and professional fees and management's additional emphasis on reducing incidental expenses associated with dues, memberships, subscriptions and advertising, partially offset by increases in office, consulting, and audit and examination expense.

Income Tax Expense. Heritage Bank incurred neither income tax expense nor income tax benefit for the year ended December 31, 2000 due to the reduction of the valuation allowance associated with Heritage Bank's deferred tax asset. During the year ended December 31, 2001, the valuation allowance was reduced to $0 and Heritage Bank recognized $20,000 of income tax expense.

Liquidity and Capital Resources

The State of Texas regulations require Heritage Bank to maintain liquidity in an amount not less than 10% of an amount equal to its average daily deposits for the most recently completed calendar quarter in cash and readily marketable investments. For the quarter ended December 31, 2001 Heritage Bank's liquidity was $4.3 million with a liquidity ratio of 13.04%. Heritage Bank met the requirement in the prior three quarters.

At December 31, 2001, Heritage Bank had outstanding commitments to extend credit in regard to undisbursed construction loan proceeds of $5.1 million. In addition, as of December 31, 2001, the total amount of certificates of deposit which were scheduled to mature in the following 12 months was $19.1 million. Heritage Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changing interest rate environments. If Heritage Bank requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Dallas in the amount of $11.8 million are available at December 31, 2001 as an additional source of funds.

For a discussion of commitments to extend credit, commitments and contingencies, and significant group concentrations of credit risk, see notes 11, 13 and 14 to the Consolidated Financial Statements.

Heritage Bank is required to maintain regulatory capital sufficient to meet tier I leverage, tier I risk-based and total risk-based capital ratios of at least 4.0%, 4.0% and 8.0%, respectively. At December 31, 2001, Heritage Bank exceeded each of its capital requirements with ratios of 9.9%, 14.9% and 16.1%, respectively.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein regarding Heritage Bank have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Heritage Bank's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Heritage Bank's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Recent Accounting Standards

Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, was issued in June 1998. This statement requires that all derivatives be recognized as either assets or liabilities in the statement of financial condition and that those instruments be measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. This statement, as amended by Statement of Financial Accounting Standards No. 137, is effective for fiscal years beginning after June 15, 2000, although earlier adoption is permitted. The adoption of Statement of Financial Accounting Standards No. 133 did not have an effect on its financial position or results of operations.

In October 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 134, *Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, which amends Statement of Financial Accounting Standards No. 65, Accounting for Certain Mortgage Banking Activities*. This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the accounting for such securities by a non-mortgage banking enterprise. This statement is effective for the first quarter beginning after December 15, 1998, and did not have any impact on Heritage Bank's financial position or results of operations.

In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement replaces Statement of Financial Accounting Standards No. 125. This Statement is also effective for the recognition and reclassification of collateral and for disclosures relating to securitization transactions. This Statement is effective for fiscal years ending after December 15, 2000. The adoption of this Statement did not have any impact on Heritage Bank's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations." This Statement addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board Opinion No. 16, "Business Combinations," and Financial Accounting Standards Board Statement of Financial Accounting Standards No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. This Statement applies to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. Heritage Bank anticipates that the adoption of Statement of Financial Accounting Standards No. 141 will not have an effect on its financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets." It addresses how intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001. Heritage Bank anticipates that the adoption of Statement of Financial Accounting Standards No. 142 will not have an effect on its financial position or results of operations.

PAYNE FALKNER SMITH & JONES, P.C.
Certified Public Accountants

Independent Auditors' Report

The Board of Directors
Heritage Savings Bank, SSB and Subsidiary

We have audited the accompanying consolidated balance sheet of Heritage Savings Bank, SSB and Subsidiary (Bank) as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heritage Savings Bank, SSB and Subsidiary as of December 31, 2001 and 2000, the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Payne Falkner Smith & Jones, P.C.

Dallas, Texas
March 1, 2002

14001 Dallas Parkway • Suite 1111 • Dallas, TX 75240 • 972 / 404-1226 • Fax 214 / 696-6012

HERITAGE SAVINGS BANK, SSB AND SUBSIDIARY

Consolidated Balance Sheet

December 31, 2001 and 2000

(In Thousands)

	2001	2000
ASSETS		
Cash and due from banks	$ 978	$ 753
Federal funds sold	1,100	1,000
Total cash and cash equivalents	2,078	1,753
Interest bearing deposits in other banks	1,151	2,960
Securities available for sale	1,923	8,883
Loans held for sale	-	449
Loans, net	31,669	24,785
Accrued interest receivable	269	266
Bank premises and equipment, net	604	398
Other assets	949	681
Total assets	$ 38,643	$ 40,175
LIABILITIES AND EQUITY		
Deposits	$ 32,682	$ 34,772
Advances from Federal Home Loan Bank	1,940	1,826
Other liabilities	90	109
Total liabilities	34,712	36,707
Commitments and contingencies	-	-
Equity:		
Members' equity	3,895	3,470
Accumulated other comprehensive income (loss), net of tax	36	(2)
Total equity	3,931	3,468
Total liabilities and equity	$ 38,643	$ 40,175

See accompanying notes to consolidated financial statements.

HERITAGE SAVINGS BANK, SSB AND SUBSIDIARY

Consolidated Statement of Income

For the Years Ended December 31, 2001 and 2000

(In Thousands)

	2001	2000
Interest income:		
Loans	$ 2,566	$ 1,937
Investment securities	302	848
Other	194	188
Total interest income	3,062	2,973
Interest expense:		
Deposits	1,546	1,781
Advances from Federal Home Loan Bank	118	217
Total interest expense	1,664	1,998
Net interest income	1,398	975
Provision for loan losses	15	72
Net interest income after provision for loan losses	1,383	903
Noninterest income:		
Fee income and service charges	49	18
Net gain on sales of securities available for sale and redemption of interest bearing deposits in other banks	-	433
Gain on sale of loan servicing rights	-	117
Bonding claim settlement	400	-
Other	56	40
Total noninterest income	505	608
Noninterest expense:		
Loss on investments	52	-
Compensation and benefits	608	369
Occupancy	176	155
Data processing	118	59
Other	489	551
Total noninterest expense	1,443	1,134
Income before income tax expense	445	377
Income tax expense	20	-
Net income	$ 425	$ 377

See accompanying notes to consolidated financial statements.

HERITAGE SAVINGS BANK, SSB AND SUBSIDIARY

Consolidated Statement of Changes in Equity

For the Years Ended December 31, 2001 and 2000

(In Thousands)

	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Members' Equity	Total
Balance January 1, 2000	$ 293		$ 3,093	$ 3,386
Comprehensive income:				
Unrealized losses arising during the period (net of tax)	(97)	$ (97)	-	(97)
Reclassification adjustment (net of tax)	(198)	(198)	-	(198)
Net income	-	377	377	377
Total comprehensive income		$ 82		
Balance December 31, 2000	(2)		3,470	3,468
Comprehensive income:				
Unrealized gains arising during the period (net of tax)	38	$ 38	-	38
Net income	-	425	425	425
Total comprehensive income		$ 463		
Balance December 31, 2001	$ 36		$ 3,895	$ 3,931

See accompanying notes to consolidated financial statements.

HERITAGE SAVINGS BANK, SSB AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2001 and 2000

(In Thousands)

	2001	2000
Cash flows from operating activities:		
Net income	$ 425	$ 377
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	52	50
Provision for loan losses	15	72
Net loss (gain) on sales of securities available for sale and redemption of interest bearing deposits in other banks	52	(433)
Gain on sale of loan servicing rights	-	(117)
Decrease in loans held for sale	449	81
(Increase) decrease in accrued interest and other assets	(290)	396
(Decrease) increase in accrued interest and other liabilities	(19)	9
Net cash provided by operating activities	684	435
Cash flows from investing activities:		
Net decrease (increase) in interest bearing deposits in other banks	1,809	(301)
Net sales, calls and paydowns of securtities available for sale	6,965	4,308
Net loans originated	(6,899)	(778)
Net additions of property and equipment	(258)	(163)
Net cash provided by investing activities	1,617	3,066
Cash flows from financing activities:		
Net (decrease) increase in demand, money market and savings accounts	(3,014)	46
Net increase (decrease) in certificates of deposits	924	(3,127)
Net increase in Advances from Federal Home Loan Bank	114	826
Net cash used by financing activities	(1,976)	(2,255)
Net increase in cash and cash equivalents	325	1,246
Cash and cash equivalents at beginning of year	1,753	507
Cash and cash equivalents at end of year	$ 2,078	$ 1,753

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

The accounting and reporting policies of Heritage Savings Bank, SSB and Subsidiary (together referred to as the Bank) conform to generally accepted accounting principles and to practices generally followed within the Banking industry. The following is a description of the more significant of these policies.

Basis of Presentation

The Bank's primary source of revenue is interest on loans and mortgage-backed and related securities. The Bank is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The accompanying consolidated financial statements include the accounts of Heritage Savings Bank, SSB and its wholly owned subsidiary TFS Investment Corporation. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues for the period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, federal funds sold, and funds due from banks. For purposes of the statement of cash flows, the Bank considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investment Securities

Trading Securities

Securities that are held for short-term resale are classified as trading account securities and recorded at their fair values. Realized and unrealized gains and losses on trading account securities are included in other income.

Securities Held to Maturity

Government, Federal agency, and corporate debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Securities Available for Sale

Available for sale securities consist of investment securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of tax, on available for sale securities are included in other comprehensive income. Realized gains (losses) on available for sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using the interest method over the period to maturity.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Loans Held for Sale

Loans originated for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Impaired loans are accounted for at the net present value of expected future cash flows, discounted at the loan's effective interest rate, the observable market price of the loan or at the fair value of the collateral if the loan is collateral dependent.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Fees and Costs Associated with Originating Loans

Loan origination fees, net of certain direct origination costs, are recognized as an adjustment of the related loan yield using the interest method.

Loan Servicing

During the year ended December 31, 2000, the Bank sold its mortgage loan servicing rights and accordingly recognized a gain upon sale of approximately $117,000. This amount is included in noninterest income in the Consolidated Statement of Income.

Bank Premises and Equipment

Bank premises, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization using the straight-line method.

Building	30 years
Furniture, fixtures and equipment	3-10 years

Other Real Estate Owned

Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's cost of acquisition or the asset's fair market value that becomes the property's new basis. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized subject to management's evaluation of its recoverability.

Valuations are periodically performed by management, and an allowance for losses is established, if necessary, by means of a charge to operations if the carrying value of the property exceeds the fair value less estimated costs to sell.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Financial Instruments

The Bank has not acquired or issued any derivative financial instruments.

In the ordinary course of business the Bank has entered into certain off balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Fair Values of Financial Instruments

The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

Cash and short term instruments

The carrying amounts of cash and short term instruments approximate their fair value.

Available for sale securities

Fair values for securities excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate their fair value.

Loans

For variable-rate loans that reprice frequently and have no significant changes in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits

The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed term money market accounts and certificates of deposit (CD's) approximate their fair values at the reporting date. Fair values for fixed-rate CD's are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Advances from Federal Home Loan Bank

Fair values for the Advances from Federal Home Loan Bank are based on rates currently charged to enter into similar agreements taking into account the remaining term of the agreements.

Accrued interest

The carrying amounts of accrued interest approximate their fair values.

Off balance sheet instruments

Fair values for off balance sheet lending commitments are based on fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standings.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. In July 1999, the FASB issued Statement No. 137, Deferral of the Effective Date of FASB Statement No. 133, which deferred the effective date of FAS 133 to fiscal years beginning after June 15, 2001. FAS 133 requires companies to record derivatives on the balance sheet at fair value. Changes in the fair values of those derivatives would be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value of assets or liabilities or cash flows from forecasted transactions. In June 2000, the FASB issued Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. Because the Bank generally does not hold derivative instruments, the adoption of this Statement did not have a material impact on the financial statements.

In September 2000, the FASB issued Statement No. 140 (FAS 140), Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces FAS 125 (of the same title). FAS 140 revises certain standards in the accounting for securitizations and other transfers of financial assets and collateral, and requires some disclosures relating to securitization transactions and collateral, but it carries over most of FAS 125's provisions. The collateral and disclosure provisions of FAS 140 are effective for year-end 2000 financial statements. The other provisions of this Statement are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of this Statement did not have a material impact on the financial statements.

In June 2001, the FASB issued Statement No. 141 (FAS 141), Business Combinations. FAS 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. FAS 141 applies to all business combinations initiated after June 30, 2001. FAS 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

In June 2001, the FASB issued Statement No. 142 (FAS 142), Goodwill and Other Intangible Assets. FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, *Intangible Assets.* It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of FAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Management does not believe these pronouncements will have a significant effect on its operations.

Reclassification

Certain amounts previously reported have been reclassified to conform to the current format.

2. Statement of Cash Flows

The Bank has chosen to report on a net basis its cash receipts and cash payments for members' shares and savings accounts accepted and repayments of those members' shares and savings accounts, loans made to members and principal collections on those loans and interest bearing deposits in other financial institutions.

The Bank uses the indirect method to present cash flows from operating activities. Supplemental cash flow information at December 31, 2001 and 2000 is presented as follows (in thousands):

	2001	2000
Cash transactions:		
Interest expense paid	$ 1,673	$ 2,001
Interest income received	$ 3,043	$ 3,111
Federal income taxes paid	$ -	$ 25
Noncash transactions:		
Net unrealized appreciation (depreciation) on securities available for sale	$ 38	$ (97)
Reclassification adjustment	$ -	$ (198)

3. Debt and Equity Securities

Debt and equity securities have been classified in the consolidated balance sheet according to management's intent. The carrying amount of securities and their approximate fair values at December 31, 2001 and 2000 are as follows (in thousands):

Securities Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001:				
U.S. Government Agency obligations	$ 500	$ 19	$ -	$ 519
Mortgage-backed securities	1,369	35	-	1,404
	$ 1,869	$ 54	$ -	$ 1,923
December 31, 2000:				
U.S. Government Agency obligations	$ 4,649	$ 87	$ 64	$ 4,672
Mortgage-backed securities	3,664	44	9	3,699
State and political obligations	573	-	61	512
	$ 8,886	$ 131	$ 134	$ 8,883

Proceeds from the sales of securities classified as available for sale were approximately $4,480,000 and $3,608,000 for the years ended December 31, 2001 and 2000, respectively. Gross gains of approximately $7,000 and gross losses of approximately $59,000 were realized on those sales during 2001. Gross gains of approximately $535,000 and gross losses of approximately $3,000 were realized on those sales during 2000.

Investment securities with recorded values of approximately $1,452,000 and $1,910,000 were pledged as collateral for purposes required or permitted by law at December 31, 2001 and 2000, respectively.

The amortized cost and estimated market value of debt and equity securities at December 31, 2001 are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -
Due from one year to five years	655	677
Due from five years to ten years	9	10
Due after ten years	1,205	1,236
	$ 1,869	$ 1,923

During 2000, the Bank transferred all of their securities in the held to maturity category to the available for sale category. The amortized costs of the transferred securities were approximately $9,643,000 and the related unrealized loss was approximately $300,000. The decision to transfer the securities was based on current tax planning strategies.

4. Loans and Allowance for Loan Losses

The composition of loans at December 31, 2001 and 2000 consisted of the following (in thousands):

	2001	2000
Real estate:		
Residential 1-4 family	$ 13,076	$ 14,420
Multi-family	455	1,160
Commercial	5,449	4,776
Construction & development	16,200	5,802
	35,180	26,158
Commercial business	702	136
Consumer:		
Loans secured by deposits	282	305
Other	924	253
	1,206	558
	37,088	26,852
Allowance for loan losses	(320)	(310)
Loans in process	(5,099)	(1,757)
	$ 31,669	$ 24,785

A summary of the activity in the allowance for loan losses for the year ended December 31, 2001 and 2000 is as follows (in thousands):

	2001	2000
Balance at beginning of year	$ 310	$ 238
Provision charged to operations	15	72
Loans charged-off	(5)	-
Recoveries	-	-
Balance at end of year	$ 320	$ 310

The Bank extends commercial and consumer credit loans primarily to borrowers in the state of Texas. At December 31, 2001 and 2000, substantially all of the Bank's loans were collateralized with real estate, automobiles, deposits, and other assets. Although the Bank has a diversified loan portfolio, its debtors' ability to honor their contracts is substantially dependent upon the general economic conditions.

Impairment of loans having recorded investments of approximately $578,000 and $487,000 at December 31, 2001 and 2000, respectively, has been recognized in conformity with FAS 114 as amended by FAS 118. The average recorded investment in impaired loans during 2001 and 2000 was approximately $532,000 and $243,000, respectively. The total allowance for loan losses related to these loans was approximately $87,000 and $31,000 at December 31, 2001 and 2000, respectively. Interest income recognized on impaired loans for such payments received in 2001 and 2000 was insignificant.

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

5. Accrued Interest Receivable

Accrued interest receivable at December 31, 2001 and 2000 consisted of the following (in thousands):

	2001	2000
Loans receivable	$ 247	$ 177
Mortgage-backed and related securities	22	89
	$ 269	$ 266

6. Bank Premises and Equipment

Bank premises and equipment at December 31, 2001 and 2000 is summarized as follows (in thousands):

	2001	2000
Land	$ 90	$ 90
Building	441	389
Furniture fixtures and equipment	342	160
	873	639
Less accumulated depreciation and amortization	(269)	(241)
	$ 604	$ 398

7. Advances From Federal Home Loan Bank

Advances from the Federal Home Loan Bank amounted to approximately $1,940,000 and $1,826,000 at December 31, 2001 and 2000, respectively. The borrowings are collateralized by a security agreement, which requires the Bank to maintain a certain level of qualified first mortgage collateral in relation to the amount of outstanding debt. The borrowings bear interest rates ranging from 2.50% to 7.09%.

At December 31, 2001, the scheduled repayments of principal due on outstanding advances are as follows (in thousands):

	Amount
2002	$ 1,289
2003	288
2004	309
2005	54
2006	-
Thereafter	-
	$ 1,940

8. Deposits

Deposits at December 31, 2001 and 2000 are summarized as follows (in thousands):

	Weighted Average Rate at			
	2001	2000	2001	2000
Demand accounts	0.50%	1.98%	$ 1,931	$ 1,646
Money market	1.00%	2.72%	2,553	3,725
Savings	1.00%	2.72%	1,837	2,116
			6,321	7,487
Certificates of deposit:				
1.0% to 1.99%			1,211	-
2.0% to 2.99%			3,504	-
3.0% to 3.99%			5,139	-
4.0% to 4.99%			3,784	-
5.0% to 5.99%			7,500	27,011
6.0% to 6.99%			5,223	274
			26,361	27,285
Total deposits			$ 32,682	$ 34,772

At December 31, 2001, scheduled maturities of certificates of deposit are as follows (in thousands):

2002	$ 19,131
2003	5,317
2004	1,913
	$ 26,361

Interest expense on deposits is summarized as follows (in thousands):

	2001	2000
Demand deposits	$ 7	$ 38
Money market	45	150
Savings	24	72
Certificates of deposit	1,470	1,521
	$ 1,546	$ 1,781

The weighted average rates on certificates of deposits are 4.58% and 5.77%, at December 31, 2001 and 2000, respectively. Deposits in excess of $100,000 are not federally insured.

9. Income Taxes

The provision for income tax for the years ended December 31, 2001 and 2000, consisted of the following (in thousands):

	2001	2000
Income tax expense:		
Current	$ -	$ -
Deferred	20	-
Income tax expense	$ 20	$ -

The provision for federal income taxes is less than that computed by applying the federal statutory rate of 34% as indicated in the following analysis (in thousands):

	2001	%	2000	%
Taxes based on statutory rate	$ 151	34	$ 128	34
Reduction in the valuation allowance for the net deferred tax asset	(144)	(32)	(128)	(34)
Other	13	3	-	-
	$ 20	5	$ -	-

Deferred income taxes reflect the net tax effects of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Bank's deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Deferred tax assets:		
Net operating loss carryforward	$ 132	$ 264
Allowance for possible loan losses	80	57
Bank premises and equipment	-	9
Net unrealized loss on available for sale securities	-	1
Deferred loan fees	21	23
Other	7	5
Total deferred tax assets	240	359
Deferred tax liabilities:		
Stock dividends not recognized for tax purposes	32	26
Bank premises & equipment	17	-
Accrual to cash adjustment	84	61
Net unrealized gain on available for sale securities	18	-
Total deferred tax liabilities	151	87
Net deferred tax asset before valuation allowance	89	272
Valuation allowance	-	(144)
Net deferred tax asset	$ 89	$ 128

At December 31, 2001 and 2000, respectively, the Bank had net operating loss carryforwards for federal income tax purposes of approximately $387,000 and $778,000 that will expire in 2019. At December 31, 2000, management believed that the above indicated valuation allowance was necessary in order to comply with the provisions of FAS No. 109, as discussed in note 1.

Included in other assets at December 31, 2001 and 2000 are net deferred tax assets of approximately $89,000 and $128,000, respectively. Additionally, included in other assets at December 31, 2000 are current tax receivables of approximately $125,000.

10. Related Party Transactions

In the ordinary course of business, the Bank has and expects to continue to have transactions including borrowings, with its employees, officers, directors and their affiliates. In the opinion of management, such transactions are on the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unaffiliated persons. There were no significant related party loans at December 31, 2001 and 2000.

11. Financial Instruments

The Bank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its members. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. At December 31, 2001 and 2000, the approximate amounts of these financial instruments were as follows (in thousands):

	2001	2000
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend variable rate credit	$ 5,099	$ 1,288
Commitments to extend fixed rate credit	-	469
Letters of credit	-	-
	$ 5,099	$ 1,757

Commitments to extend fixed rate credit and the related interest rates are as follows at December 31, 2001 and 2000 (in thousands):

	2001	2000
8.00%	$ -	$ 78
8.50%	-	3
10.50%	-	339
13.25%	-	49
	$ -	$ 469

Commitments to extend variable rate credit are at rates ranging from 5.75% to 10.50% as of December 31, 2001, and 7.00% to 10.50% at December 31, 2000.

Commitments to extend credit are agreements to lend to a member as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each member's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral and the nature of such collateral is essentially the same as that involved in making commitments to extend credit.

Although the maximum exposure to loss is the amount of such commitments, management currently anticipates no material losses from such activities.

The estimated fair values of the Bank's financial instruments were as follows at December 31, 2001 and 2000 (in thousands):

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks and federal funds sold	$ 2,078	$ 2,078	$ 1,753	$ 1,753
Interest bearing deposits	1,151	1,148	2,960	2,958
Federal Home Loan Bank stock	469	469	450	450
Securities available for sale	1,923	1,923	8,883	8,883
Loans and loans held for sale	31,669	30,622	25,234	26,770
Accrued interest receivable	269	269	266	266
Financial liabilities:				
Deposit liabilites	32,682	33,175	34,772	34,707
Accrued interest payable	40	40	48	48
Other borrowings	1,940	2,017	1,826	1,831
Off balance sheet assets:				
Commitments to extend credit	-	-	-	-
Standby letters of credit	-	-	-	-

12. Noninterest Expense

Other noninterest expense amounts are summarized as follows at December 31, 2001 and 2000 (in thousands):

	2001	2000
Advertising and public relations	$ 43	$ 63
Dues and subscriptions	16	33
Exam, assessments and audit expense	75	29
Consulting fees	98	120
Directors fees	60	43
Franchise tax expense	7	17
Legal fees	54	209
Travel	51	11
Office expense	60	20
Miscellaneous expenses	25	6
	$ 489	$ 551

13. Commitments and Contingencies

The Bank is involved in certain legal actions arising from normal business activities. Management believes that the outcome of such proceedings will not materially affect the financial position or results of operations of the Bank.

14. Significant Group Concentrations of Credit Risk

Most of the Bank's business activity is with customers located within Texas. Such customers are normally also members of the Bank.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

The contractual amounts of credit related financial instruments such as commitments to extend credit and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

15. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that if undertaken, could have a direct material affect on the Bank and the financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001 and 2000, the Bank's capital ratios exceed those levels necessary to be categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since December 31, 2001 that management believes have changed the Bank's category.

A comparison of the Bank's actual capital amounts and ratios to required capital amounts and ratios is presented in the following table (in thousands):

	Actual			For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions		
	Amount	Ratio		Amount		Ratio		Amount		Ratio
As of December 31, 2001:										
Total Risk-Based Capital (to Risk-Weighted assets)	$ 4,215	16.1%	≥	$ 2,090	≥	8.0%	≥	$ 2,612	≥	10.0%
Tier I capital (to Risk-Weighted assets)	$ 3,895	14.9%	≥	$ 1,045	≥	4.0%	≥	$ 1,567	≥	6.0%
Tier I capital (to Adjusted Total Assets)	$ 3,895	9.9%	≥	$ 1,566	≥	4.0%	≥	$ 1,957	≥	5.0%
Tangible Capital (to Total Adjusted Assets)	$ 3,895	9.9%	≥	$ 587	≥	1.5%	≥	$ 978	≥	2.5%
As of December 31, 2000:										
Total Risk-Based Capital (to Risk-Weighted assets)	$ 3,725	18.2%	≥	$ 1,636	≥	8.0%	≥	$ 2,045	≥	10.0%
Tier I capital (to Risk-Weighted assets)	$ 3,470	17.0%	≥	$ 818	≥	4.0%	≥	$ 1,227	≥	6.0%
Tier I capital (to Adjusted Total Assets)	$ 3,470	8.0%	≥	$ 1,736	≥	4.0%	≥	$ 2,170	≥	5.0%
Tangible Capital (to Total Adjusted Assets)	$ 3,470	8.0%	≥	$ 651	≥	1.5%	≥	$ 1,085	≥	2.5%

The following is a reconciliation of equity capital in accordance with Generally Accepted Accounting Principles (GAAP) with total risk based capital at December 31, 2001 and 2000, respectively (in thousands):

	2001	2000
GAAP equity capital	$ 3,931	$ 3,468
Unrealized (gains) losses on available for sale securities	(36)	2
Allowance for loan losses	320	255
Total risk-based capital	$ 4,215	$ 3,725

16. Agreed Order

Effective May 17, 2000, the Bank entered into an Agreed Order Placing the Bank Under Voluntary Supervisory Control (Agreement) with the Texas Savings and Loan Department (Department). The Agreement provided among other things that the Bank would:

- Operate in a safe and sound manner,
- Provide acceptable management,
- Establish acceptable internal controls and segregation of duties,
- Establish acceptable investment policies and practices,
- Establish acceptable operational practices in conformity with Rules and Regulations Applicable to State Savings Banks,
- Establish profitability in operations.

On February 21, 2001 the Department determined that the Bank had substantially complied with these provisions and the Agreement with the Bank was terminated.

17. Loss on Investments

During 1999, the Bank engaged in certain activities with an investment broker (Broker) whereby the Bank purchased certain government agency securities and long-term certificates of deposits as part of the management of the Bank's interest rate risk. It was determined subsequent to the purchase of the relating investments that the Broker had fraudulently misrepresented the amount of assets acquired. The Bank, accordingly, realized a loss in regard to this transaction of approximately $1,599,000 in its 1999 consolidated financial statements.

During June 2001, the Bank agreed to a bonding claim settlement of $400,000. The amount is included in non-interest income in the accompanying consolidated statement of income for the year ended December 31, 2001.

18. Subsequent Event

On July 25, 2001, the Board of Directors of the Bank adopted a Plan of Conversion, subject to regulatory approval and approval by the members of the Bank, to convert from a state chartered mutual savings bank to a state chartered stock savings bank with the concurrent issuance of its capital stock to a holding company. In September 2001, the holding company, Heritage Bancshares, Inc. (Bancshares) was formed. The conversion was expected to be accomplished through the amendment of the Bank's state charter and the sale of Bancshare's common stock in an amount equal to the consolidated pro forma market value of Bancshares after giving effect to the conversion.

In January 2002, the Bank engaged in an offering of Bancshares' stock with priority given first to the Bank's eligible account holders, then to Bancshares' Employee Stock Ownership Plan (formed in February 2002), then to other members of the Bank. In February 2002, the offering was concluded with 491,468 shares sold, proceeds received of approximately $4,915,000 and costs incurred of approximately $438,000.

With the consummation of the Plan of Conversion, the Bank is a wholly owned subsidiary of Bancshares.

STOCKHOLDER INFORMATION

Heritage Bancshares, Inc. is a Delaware corporation and savings and loan holding company. Heritage Savings Bank, ssb, its wholly owned subsidiary, is a Texas-chartered stock savings bank which conducts business from its main office located at 102 West High Street, Terrell, Texas 75160, telephone number (972) 563-2657.

STOCK INFORMATION

Heritage Bancshares, Inc. completed its initial stock offering in February 2002. The common stock of Heritage Bancshares, Inc. is listed for quotation on the OTC Electronic Bulletin Board under the symbol "HRGB." As of April 19, 2002, there were 153 stockholders of record and 491,468 shares of common stock issued and outstanding.

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders will be held on May 29, 2002 at 9:00 a.m. at the First Baptist Church of Terrell, 403 North Catherine Street, Terrell, Texas 75160.

STOCKHOLDER REQUESTS

Requests for annual reports, quarterly reports and related stockholder literature should be directed to the Corporate Secretary, Heritage Bancshares, Inc., 102 West High Street, Terrell, Texas 75160.

Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent.

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
1-800-525-7686

DIRECTORS

J. PAT BAKER

Chairman of the Board. Retired former Chief Executive Officer, Terrell Federal Savings & Loan Association, Terrell, Texas

SWITZER L. DEASON

President, Crux Financial Services Inc., Belton, Texas

JOHN H. MACKEY

President and Chief Executive Officer of the Company and Heritage Bank

MARY GAYLE RAMSEY

Self employed attorney in private practice, Mary Gayle Ramsey, P.C., Terrell, Texas

CHRISTI THOMPSON

Executive Vice President, Chief Operating Officer and Chief Financial Officer of the Company and Heritage Bank

MILTON LEE RISINGER

Self employed veterinarian, Risinger Veterinary Hospital, Terrell, Texas

JOY MILTON CATLIN

Retired former manager, Kaufman County Title & Abstract Co., Kaufman, Texas

THOMAS J. WAGEMAN

Consultant, advisor and managing general partner, TLT, Ltd., Savoy, Texas; director and President, Nomas Corp., Dallas, Texas; director and President, ST Lending, Dallas, Texas; Trustee, The LMUSA Creditors Trust, Dallas, Texas; Agent, The Nomas Collecting Agency, Dallas, Texas

EXECUTIVE OFFICERS

JOHN H. MACKEY

Director, President and Chief Executive Officer of the Company and Heritage Bank

CHRISTI THOMPSON

Director, Executive Vice President, Chief Operating Officer and Chief Financial Officer of the Company and Heritage Bank

JAMES C. CHAMPION

Executive Vice President and Chief Lending Officer of Heritage Bank

EUGENE BOND

Senior Vice President of Heritage Bank

HERITAGE BANK
ADVISORY DIRECTORS

MARGARET B. CLAYTON

Consultant, Anderson-Clayton Bros. Funeral Home, Terrell, Texas

JOE THOMAS ROGERS

Former Secretary of the Company and Heritage Bank; retired former engineer, U.S.D.A., Soil Conservation Service, Terrell, Texas

INDEPENDENT ACCOUNTANTS
Payne Falkner Smith & Jones, P.C.
9641 Inwood
Dallas, Texas 75220

HERITAGE BANCSHARES, INC.
P.O. Box 39
Terrell, Texas 75160
(972) 563-2657 • Fax (972) 563-6814